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Exhibit 99.5

Extraordinary General Meeting

The Voting Instructions Card must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on December 23, 2015 for action to be taken.
VOTING INSTRUCTIONS CARD	AMERICAN DEPOSITARY SHARES
Jiayuan.com International Ltd. (the "Company")
ADS CUSIP Nos.:	477374102 and 477374995.
ADS Record Date:	December 8, 2015.
Meeting Specifics:	Extraordinary General Meeting to be held on December 29, 2015 at 10:00 a.m. (local time) at offices of Paul Hastings LLP, 22/F, Bank of China Tower, 1 Garden Road, Hong Kong (the "Meeting").
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of May 16, 2011.
Deposited Securities:	Ordinary shares, par value $0.001 per share, of the Company.
Custodian:	Citibank, N.A.—Hong Kong Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Extraordinary General Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof, subject, however, to the terms of Cayman Islands law, the Deposit Agreement, the articles of association of the Company and the provisions of the Deposited Securities.

The Company has advised the Depositary that voting at the Meeting will be by poll. As a result, the Depositary shall cause the Custodian to vote the Deposited Securities represented by ADS in accordance with the instructions received from ADS Holders.

Please also note that, in accordance with the instructions from the Company to the Depositary pursuant to the Deposit Agreement, if the Depositary shall not have received voting instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary not to vote the Deposited Securities represented by such Holder's ADSs.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions Card must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained herein.

 Items to be voted on at the Extraordinary General Meeting

1.    a special resolution THAT the Agreement and Plan of Merger, dated as of December 7, 2015 (as amended and restated from time to time, the "Merger Agreement"), among LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and the Company (the Merger Agreement being in the form attached as Annex A to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting), the Plan of Merger (the "Plan of Merger") required to be registered with the Registrar of Companies in the Cayman Islands (the Plan of Merger being in the form attached as Annex B to the accompanying proxy statement and to be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Subsidiary with and into the Company, with the Company continuing as the surviving company (the "Surviving Company") and becoming a wholly-owned subsidiary of Parent (the "Merger"), and any and all transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including without limitation (i) the Merger, (ii) the amendment of the authorized share capital of the Company from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 each to US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each (the "Variation of Capital"), and (iii) the replacing of the existing memorandum and articles of association of the Company in their entirety with a new amended and restated memorandum and articles of association, a copy of which is attached as Appendix II to the Plan of Merger (the "Adoption of Amended M&A"), be authorized, approved and adopted.

2.    a special resolution THAT the directors of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, the Variation of Capital and the Adoption of Amended M&A.

3.    if necessary, an ordinary resolution THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the resolutions to be proposed at the extraordinary general meeting.

A    Issues            Jiayuan.com International Ltd.

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐

B    Authorized Signatures—Sign Here—This section must be completed for your instructions to be executed.

If this Voting Instructions Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give a "FOR" voting instruction for the unmarked issue.

If this Voting Instructions Card is signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" voting instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions Card exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions Cards executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1—Please keep signature within the line	Signature 2—Please keep signature within the line	Date (mm/dd/yyyy)

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  Exhibit 99.5
Items to be voted on at the Extraordinary General Meeting